EXHIBIT 99.1

GOLD STANDARD ANNOUNCES C$16.1 MILLION STRATEGIC INVESTMENT
BY GOLDCORP INC.

February 1, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to announce that Goldcorp Inc. (TSX:G; NYSE:GG) (“Goldcorp”) has agreed to purchase, by way of private placement, 16,100,000 common shares (the “Common Shares”) of the Company at a price of C$1.00 per Common Share for gross proceeds of C$16,100,000 (the “Financing”).

The Financing is expected to close on or about February 8, 2016, following which Goldcorp will own (inclusive of shares currently held by Goldcorp) approximately 9.9% of the Company’s issued and outstanding shares on an undiluted basis, prior to giving effect to any shares purchased by OceanaGold Corporation pursuant to its existing equity participation right to acquire up to 19.9% of the issued and outstanding shares of the Company (announced May 20, 2015). The net proceeds of the Financing will be used to further advance the Company’s Railroad-Pinion project and for general corporate and working capital purposes.

Jonathan Awde, President, CEO and Director of Gold Standard commented, “We view this investment by Goldcorp as a validation of the exploration success we have had at the Railroad-Pinion project. With the proceeds from the private placement we will look to aggressively expand the 6km Dark Star corridor, the location of the recent North Dark Star discovery, which we believe has the potential to host a significant gold system.”

Provided that Goldcorp holds not less than 7.5% of the Company, Goldcorp will also have the following rights:

▪	anti-dilution rights allowing it to maintain its equity ownership interest in Gold Standard; and

▪	the right to participate in any future equity financings of Gold Standard to acquire up to a 19.9% ownership position in the Company

Macquarie Capital Markets Canada Ltd. is acting as financial advisor to the Company.

Gold Standard will pay a cash commission in connection with the Financing.  The Company has applied to list the Common Shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT LLC (the “NYSE MKT”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSXV and the NYSE MKT. The Financing is not being offered in the United States.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the Pinion deposit, the Dark Star deposit, 2.1 km to the east of Pinion, hosts a maiden NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com